UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

Commission File Number: 001-38179

KIRKLAND LAKE GOLD LTD.
(Exact Name of Registrant as Specified in Charter)

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Kirkland Lake Gold Ltd. is furnishing this Amendment No. 1 on Form 6-K/A solely to make certain corrections to the titles of Exhibits 99.1, 99.2, and 99.5 as contained in the Index to Exhibits of the version originally filed with the Securities and Exchange Commission on November 4, 2021.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K, or reflect any events that have occurred after the original Form 6-K was originally furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kirkland Lake Gold Ltd.

/s/ Jennifer Wagner
Date: December 10, 2021	Jennifer Wagner
Corporate Secretary

EXHIBIT INDEX

99.1	Condensed consolidated interim financial statements of Kirkland Lake Gold Ltd. as at September 30, 2021 and 2020 and for the periods then ended (incorporated by reference from Exhibit 99.1 of the Registrant's Form 6-K, filed with the Commission on November 4, 2021)

99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2021 and 2020 (incorporated by reference from Exhibit 99.2 of the Registrant's Form 6-K, filed with the Commission on November 4, 2021)

99.5	News Release dated November 3, 2021 (incorporated by reference from Exhibit 99.5 of the Registrant's Form 6-K, filed with the Commission on November 4, 2021)